3050 Spruce Street, St. Louis, MO 63103 USA
Tel: (800) 521-8956 (314) 771-5765 Fax: (800) 325-5052 (314) 771-5757

April 29, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Sigma-Aldrich Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 6, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 0-8135

Dear Mr. Cash:

We received your letter dated April 28, 2014 (the “SEC Letter”). Per the terms of the SEC Letter and our telephone conversation with your colleague, Leland Benton, on April 29, 2014, we hereby notify you that we shall submit our response to the SEC Letter on or before June 6, 2014.

Please contact me at (314) 898-4645 if you have any questions.

Sincerely,

/s/ Jan A. Bertsch

Jan A. Bertsch
Executive Vice President and Chief Financial Officer